# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOXX INTERNATIONAL CORPORATION, CIK 0000807707
CUSIP: 91829F104
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 180 Marcus Blvd, Hauppauge, New York (NY), 11788
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0000355811-23-000049
Filed by CIK 0000355811
Persons authorized to receive notices and communications: Steve Downing, 600 North Centennial Street, Zeeland, Michigan (MI), 49464, 6167721800

## Reporting persons
- GENTEX CORP (CIK 0000355811): type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 6,463,808; shared voting power 4,196,852; sole dispositive power 6,463,808; shared dispositive power 0; aggregate amount beneficially owned 10,660,660 (47.4% of the class)
  Comment: (1) Beneficial ownership of 1,935,898 shares of Class A common stock, par value $0.01 ('Class A Common Stock'), and 2,260,954 shares of Class B common stock, par value $0.01 ('Class B Common Stock' and, together with the Class A Common Stock, 'Issuer Common Stock'), of VOXX International Corporation a Delaware corporation (the 'Issuer'), is being reported hereunder solely because Gentex Corporation, a Michigan corporation, ('Gentex'), and Instrument Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gentex ('Merger Sub' and, together with Gentex, the 'Reporting Persons') may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting and Support Agreement (the 'Voting Agreement'), dated as of December 17, 2024, entered into by Gentex, Merger Sub and certain stockholders of the Issuer (the 'Voting Agreement Stockholders'). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Assumes all of the shares of Class B Common Stock held by the Voting Agreement Stockholders are converted into shares of Class A Common Stock. Percent of Class A Common Stock calculated based on 20,253,775 shares of Class A Common Stock issued and outstanding, as set forth in the Merger Agreement referred to in this Schedule 13D, plus the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock held by the Voting Agreement Stockholders.
- Instrument Merger Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,196,852; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,196,852 (18.6% of the class)
  Comment: (1) Beneficial ownership of 1,935,898 shares of Class A Common Stock and 2,260,954 shares of Class B Common Stock of the Issuer, is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting Agreement. Pursuant to Rule 13d4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Assumes all of the shares of Class B Common Stock held by the Voting Agreement Stockholders are converted into shares of Class A Common Stock. Percent of Class A Common Stock calculated based on 20,253,775 shares of Class A Common Stock issued and outstanding, as set forth in the Merger Agreement referred to in this Schedule 13D, plus the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock held by the Voting Agreement Stockholders.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value
Name of issuer: VOXX INTERNATIONAL CORPORATION
Address of issuer's principal executive offices: 180 Marcus Blvd, Hauppauge, New York (NY), 11788
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of VOXX International Corporation, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by Gentex Corporation ("Gentex") with the Securities and Exchange Commission ("SEC") on October 11, 2023, as amended by Amendment No. 1 filed on January 9, 2024, as amended by Amendment No. 2 filed on August 23, 2024 (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 3, the "Schedule 13D"). The Schedule 13D is being filed jointly by Gentex and Instrument Merger Sub, Inc., a Delaware corporation ("Merger Sub"). Merger Sub was formed for the sole purpose of entering into the Merger Agreement (as defined in Item 4 herein) and consummating the transactions contemplated thereby.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As an inducement for Gentex and Merger Sub to enter into the Merger Agreement and in consideration thereof, certain stockholders of the Issuer entered into the Voting and Support Agreement, dated as of December 17, 2024, with Gentex and Merger Sub (the "Voting Agreement"). Other than entering into the Merger Agreement, neither Gentex nor Merger Sub has paid any consideration to the Issuer or to any stockholder of the Issuer as an inducement to entering into the Voting Agreement.
For a summary of certain provisions of the Merger Agreement and the Voting Agreement, see Item 4 below, which summaries are incorporated by reference in their entireties in the response to this Item 3. The Merger Agreement and Voting Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
MERGER AGREEMENT
On December 17, 2024, Gentex and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer.

MERGER
On the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Gentex.

MERGER CONSIDERATION
The Merger Agreement provides that, upon completion of the Merger, each share of Class A common stock and Class B common Stock of the Issuer (other than dissenting shares and common stock of the Issuer owned by a Gentex, Merger Sub or the Issuer, or any subsidiary thereof to be cancelled in accordance with the Merger Agreement) will be converted into the right to receive $7.50 in cash, without interest, less any required withholding taxes (the "Merger Consideration").

CLOSING CONDITIONS
The respective obligations of Gentex, Merger Sub and the Issuer to consummate the Merger are subject to the satisfaction or waiver of certain customary conditions, including (i) the approval of the Merger Agreement by the Issuer stockholders, (ii) receipt of certain regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of any legal prohibitions against the Merger by a governmental authority of competent jurisdiction, (iv) the accuracy of the representations and warranties of the parties set forth in the Merger Agreement, (v) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the signing of the Merger Agreement, and (vi) other customary conditions specified in the Merger Agreement.

REPRESENTATIONS AND WARRANTIES; COVENANTS
The Merger Agreement contains customary representations, warranties and covenants by the parties thereto. the Issuer has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of an unsolicited offer or proposal that may result in a "Superior Proposal" (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal, and furnish nonpublic information in connection with such an offer or proposal. Subject to the terms of the Merger Agreement, the board of directors of the Issuer is also permitted to change its recommendation in response to a "Superior Proposal" or an "Intervening Event" (as defined in the Merger Agreement). The Merger Agreement also requires the parties thereto to undertake certain efforts to obtain the required regulatory approvals for the transaction, subject to certain limitations.

TREATMENT OF ISSUER EQUITY AWARDS
Restricted stock units granted by the Issuer ("Company RSUs") outstanding immediately before the effective time of the Merger will be automatically vested in full and be cancelled and converted automatically into the right to receive a cash payment equal to the product of (i) the number of shares of common stock underlying such Company RSU multiplied by (ii) the Per Share Merger Consideration, less applicable withholding taxes.

TERMINATION AND TERMINATION FEES
Gentex and the Issuer may, by mutual written consent, terminate the Merger Agreement and abandon the Merger at any time prior to the effective time, notwithstanding any approval of the Merger Agreement by the Issuer's stockholders.
The Merger Agreement contains certain additional customary termination rights, including, the following:
Subject to certain conditions, by either Gentex or the Issuer, if:
1) the Merger has not been consummated on or before June 17, 2025 (the "End Date");
2) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable; or
3) the Issuer's stockholders do not approve the Merger at the special meeting.

by Gentex, if:
1) at any time prior to, but not after the Issuer's receipt of stockholder approval, (i) the Issuer board of directors changes its recommendation to the Issuer's stockholders or (ii) there has been any violation or breach by the Issuer (other than any violation or breach that is immaterial by its nature) of certain provisions in the Merger Agreement regarding the Issuer's stockholder meeting, proxy statement and solicitation; or
2) in certain circumstances, there has been any material violation or breach of any representation, warranty or covenant made by the Issuer in the Merger Agreement that would cause the conditions to the consummation of the Merger not to be satisfied.

by the Issuer, if:
1) in certain circumstances, there has been any material violation or breach of any representation, warranty or covenant made by Gentex or Merger Sub in the Merger Agreement that would cause the conditions to the consummation of the Merger not to be satisfied; or
2) any time before, but not after, the Issuer's receipt of stockholder approval, the Issuer board of directors decides to enter into an Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal in compliance with the terms of the Merger Agreement.

A termination fee of $7,500,000 million would be payable to Gentex by the Issuer in the event the Merger Agreement was terminated:
1) by Gentex, if the Board changes its recommendation to the Issuer's stockholders at any time before, but not after, the Issuer's receipt of stockholder approval, or there has been any violation or breach by the Issuer (other than any violation or breach that is immaterial by its nature) of certain provisions in the Merger Agreement regarding the Issuer's stockholder meeting, proxy statement and solicitation;
2) by the Issuer, any time before, but not after, the Issuer's receipt of stockholder approval, if the Issuer board of directors has determined to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of the Merger Agreement; or
3) by either Gentex or the Issuer if the Merger has not been consummated on or before the End Date, and (i) an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of the Issuer, and was not withdrawn prior to termination of the Merger Agreement and (ii) within 12 months following the date of such termination, the Issuer consummates or enters into an Acquisition Agreement with respect to an Acquisition Proposal involving 80% or more of the Issuer's common stock, or assets representing 80% or more of the Issuer's assets, consolidated net revenues or consolidated book value.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference.

VOTING AND SUPPORT AGREEMENT
Concurrently with the execution of the Merger Agreement, (i) Shalvoxx A Holdco LLC (which owns 1,915,373 shares of Class A Common Stock) and Shalvoxx B Holdco LLC (which owns 2,144,152 shares of Class B Common Stock), which are both entities controlled by John J. Shalam, Chairman of the board of directors of the Issuer, (ii), Ari M. Shalam, a member of the board of directors of the Issuer and who owns 19,057 shares of Class A Common Stock and 38,934 shares of Class B Common Stock (iii) David Shalam, who owns 734 shares of Class A Common Stock and 38,934 shares of Class B Common Stock, and (iv) Marc Shalam, who owns 734 shares of Class A Common Stock and 38,934 shares of Class B Common Stock, entered into a voting and support agreement with Gentex and Merger Sub in their capacities as stockholders of the Issuer, pursuant to which they agreed to, among other things, vote all of their shares of the Issuer Common Stock in favor of the adoption of the Merger Agreement and take other actions in furtherance of the Merger. The voting and support agreement and all obligations thereunder automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, and (iii) the Board making a recommendation adverse to the Merger Agreement and Merger.

OTHER MATTERS
The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Gentex, the Issuer or their respective subsidiaries and affiliates. These representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, and (i) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (ii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (iii) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Gentex or the Issuer. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Gentex or the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial 13D is hereby amended as set forth below:

(a)-(c)
Prior to December 17, 2024, Gentex was the beneficial owner of 6,463,808 shares of Class A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own 10,660,660 shares of Class A Common Stock representing approximately 47.35% of the total outstanding shares of Issuer Common Stock, based on 20,253,775 shares of Class A Common Stock issued and outstanding as of December 17, 2024 (as set forth in the Merger Agreement). Information regarding the Voting Agreement Stockholders' beneficial ownership is based upon information disclosed in the Voting Agreement. The Reporting Persons disclaim any beneficial ownership of such shares of Issuer Common Stock, and nothing herein shall be deemed to be an admission by either of the Reporting Persons as to the beneficial ownership of such shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit Description
1) Agreement and Plan of Merger, dated as of December 17, 2024, by and among Gentex Corporation, Instrument Merger Sub, Inc. and VOXX International Corporation
2) Voting and Support Agreement, dated as of December 17, 2024, by and among Gentex Corporation, Instrument Merger Sub, Inc., Shalvoxx A Holdco LLC, Shalvoxx B Holdco LLC, Ari M. Shalam, David Shalam and Marc Shalam
3) Joint Filing Agreement, dated as of December 17, 2024, by and between Gentex Corporation and Instrument Merger Sub, Inc.

## Signatures
- GENTEX CORP: GENTEX CORP, Kevin C. Nash / Chief Financial Officer, Treasurer and Vice President, Finance (12/18/2024)
- Instrument Merger Sub, Inc.: Instrument Merger Sub, Inc., Kevin C. Nash / Chief Financial Officer and Treasurer (12/18/2024)